



Grant - Excel With Grant
last seen today at 2:30 AM

Call

Working on a new big project and actually would love your feedback, insights and see if you might be able to connect me with anyone?
7:55 AM

Also would be good to catch up at some point if you're free?
7:55 AM

> You
> Hey man! Everything went very well so far and great to hear you are making music. I actually wrote and produced a few ...

That's so cool! I'd love to check out your stuff! Is yours on Spotify?
4:49 PM

I'be actually never made them on any software yet, just writing lyrics and guitar, trying to learn BandLab rn haha!
4:50 PM

> You
> All is good here, I have been working through a lot of acquisitions, wrapped up 3 deals with Empire Flippers and 1 ...

Wow! Sounds like you're doing a lot rn!
4:51 PM

> You
> Working on a new big project and actually would love your feedback, insights and see if you might be able to connect m...

Cool! Yes I'd be happy to try and help! I am free on March 25th (Wednesday) at 11:00 am CST, are you able to call then?
4:52 PM